UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For July 5, 2006
Commission File No. 1-11284
FALCONBRIDGE LIMITED
(Translation of registrant’s name into English)
BCE Place, 181 Bay Street, Suite 200,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Furnished herewith are:
1.	A Material Change Report of Falconbridge Limited (“Falconbridge”), dated July 5, 2006, disclosing that on June 25, 2006, Falconbridge together with Inco Limited (“Inco”) and Phelps Dodge Corporation (“Phelps Dodge”), announced that they had entered into a number of agreements relating to (i) an increase in the consideration under Inco’s outstanding offer to acquire all of the common shares of Falconbridge and (ii) a proposed combination of Inco and Phelps Dodge, pursuant to a statutory plan of arrangement under which Inco would amalgamate with a wholly-owned subsidiary of Phelps Dodge and become a wholly-owned subsidiary of Phelps Dodge.

2.	A fifth amending agreement between Falconbridge and Inco dated June 25, 2006, which agreement amended the support agreement originally entered into by Falconbridge and Inco on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006, respectively.

3.	A cooperation agreement between Falconbridge and Phelps Dodge dated June 25, 2006, pursuant to which Falconbridge has agreed to take certain actions in order to facilitate the Arrangement.
     The Material Change Report shall also be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended). The Material Change Report is specifically incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-126529).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)

July 6, 2006	By:	/s/ Stephen K. Young
Stephen K. Young – Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	A Material Change Report of Falconbridge Limited (“Falconbridge”), dated July 5, 2006, disclosing that on June 25, 2006, Falconbridge together with Inco Limited (“Inco”) and Phelps Dodge Corporation (“Phelps Dodge”), announced that they had entered into a number of agreements relating to (i) an increase in the consideration under Inco’s outstanding offer to acquire all of the common shares of Falconbridge and (ii) a proposed combination of Inco and Phelps Dodge, pursuant to a statutory plan of arrangement under which Inco would amalgamate with a wholly-owned subsidiary of Phelps Dodge and become a wholly-owned subsidiary of Phelps Dodge.

99.2	A fifth amending agreement between Falconbridge and Inco dated June 25, 2006, which agreement amended the support agreement originally entered into by Falconbridge and Inco on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006, respectively.

99.3	A cooperation agreement between Falconbridge and Phelps Dodge dated June 25, 2006, pursuant to which Falconbridge has agreed to take certain actions in order to facilitate the Arrangement.